Bank of America Plaza 101 East Kennedy Boulevard Suite 2800 Tampa, Florida 33602	813.229.7600 813.229.1660 fax
www.slk-law.com

MARK A. CATCHUR
(813) 227-2264
mcatchur@slk-law.com

July 7, 2010

Via Edgar
Jeffrey Riedler and Jennifer Riegel
United States Securities and Exchange Commission,
Division of Corporation Finance
100 F Street
Mail Stop 4720
Washington, DC  20549

Re:	Oragenics, Inc. Schedule 14A Filed June 29, 2010 File No. 001-32188

Dear Mr. Riedler and Ms. Riegel:

On behalf of Oragenics, Inc. (the “Company”), set forth below are responses to the Staff of the Division of Corporation Finance’s comment letter dated July 7, 2010, with respect to Oragenics’ Schedule 14A (001-32188).  For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s responses.

As discussed with Ms. Riegel today, the Company proposes to make the below referenced changes to its proxy statement in response to the Staff’s comments in its Definitive proxy filing upon the Staff’s issuance of a no further comment letter to the Company.

Comments

1.
On page 11, you disclose that because the number of issued and outstanding shares of common stock will decrease as result of the reverse stock split, the number of authorized but unissued shares of common stock may increase on a relative basis.  Please explain how this may occur as you also state on page 11 that the number of authorized shares of common stock will be reduced.  For example, will the reverse stock split ratio of the outstanding shares of common stock be a different ratio that the authorized shares of common stock?

Jennifer Riegel
Securities and Exchange Commission
July 7, 2010

Response:
The Company will revise its disclosure to delete the referenced bullet point as the Company expects its authorized shares would be split in accordance with the Board determined split ratio of common stock in accordance with the range identified.

2.
If the number of authorized but unissued shares of common stock may increase on a relative basis, please disclose whether you currently have, or do not have, any plans to issue any of the additional shares that would be authorized but unissued as a result of the approval of the reverse stock split.

Response:	For the reason set forth in our response to comment 1 above, the Company does not expect a corresponding relative increase in its authorized shares as a result of implementing any of the split ratios.

3.	Please revise your disclosure to remove any inconsistencies.

•
On page 8, you disclose that you are seeking to approve a reverse stock split at a ratio of not less than one-for-six and not more than one-for twenty statement.  On page 11 and elsewhere in the proxy statement, however, you disclose that you are seeking to approve a reverse stock split at a ratio of not less that one-for-two and not-more than one-for-twenty.

Response:	The disclosure will be revised to change the reference of “six” to “two” on page 8.

•
On page 10, you disclose that your board may elect to effect any one of the four reverse split rations.  On page 11, however, you provide examples of the effects of the implementation of seven different ranges.

Response:	On page 10, the word “four” will be deleted and the words “within the range indicated” inserted in the sentence where the word “four” appeared as follows:

Our Board of Directors, in its sole discretion, may elect to effect any one (but not more than one) of the ~~four~~ reverse split ratios within the range indicated after receipt of shareholder approval, or none of them if our Board of Directors determines in its sole discretion not to proceed with the reverse stock split.

*     *     *     *     *

As requested, the Company acknowledges the following:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Jennifer Riegel
Securities and Exchange Commission
July 7, 2010

That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or clarifications of the matters raised in this letter please contact me at (813) 227-2264.

Sincerely,

/s/Mark A. Catchur
Mark A. Catchur, Partner

c: David Hirsch, Chief Executive Officer